UNDERWRITING AGREEMENT

March 15, 2006

Paramount Energy Trust
Paramount Operating Trust
Paramount Energy Operating Corp.
500, 630 – 4th Avenue S.W.
Calgary, Alberta  T2P 0J9

Attention:

Ms. S.L. Riddell Rose

President and Chief Executive Officer

Dear Sirs:

Re:

Offering of 6.25% Convertible Unsecured Subordinated Debentures

BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Blackmont Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P., Raymond James Ltd. and Peters & Co. Limited (collectively, the “Underwriters”) understand that Paramount Energy Trust (“PET” or the “Trust”) proposes to issue and sell 100,000 convertible unsecured subordinated debentures of the Trust (generally, the “Debentures”, and, in respect of those 100,000 Debentures, the “Firm Debentures”) with a face value of $1,000 principal amount per Debenture, a coupon of 6.25% per annum, payable semi-annually in arrears on April 30 and October 31 of each year commencing October 31, 2006, and a maturity date of April 30, 2011 (the “Maturity Date”).

The Debentures shall be convertible into Trust Units (as hereinafter defined) at a conversion price of $23.80 per Trust Unit at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as hereinafter defined).

The Underwriters further understand that the Trust is the sole beneficiary of Paramount Operating Trust (“POT”) and legally and beneficially owns all of the outstanding common shares of Paramount Energy Operating Corp. (the “Administrator”), that the principal asset of the Trust is the POT Royalty (as hereinafter defined) and that the Administrator provides administrative services to the Trust and is the trustee of POT.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Debentures at the Closing Time (as hereinafter defined) in the respective percentages set forth opposite the respective names of the Underwriters in Section 20, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Debentures at the purchase price of $1,000 per Firm Debenture.

1.

Definitions

In this agreement:

(a)

“8% Debentures” means the 8% convertible extendible unsecured subordinated debentures of the Trust;

(b)

“8% Debenture Indenture” means the trust indenture dated August 10, 2004 among the Trust, the Administrator and Computershare Trust Company of Canada governing the terms and conditions of the 8% Debentures;

(c)

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(d)

“AIF” means the annual information form of the Trust dated March 15, 2006;

(e)

“Applicable Securities Laws” means all applicable Canadian securities laws, rules, regulations, notices and policies in the Qualifying Provinces and the corporate laws of Alberta;

(f)

“ASC” means the Alberta Securities Commission;

(g)

“Bonus Rights Plan” means the bonus rights plan of the Trust dated effective March 14, 2006;

(h)

“Business Day” means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(i)

“Closing Date” means April 6, 2006, or such other date as may be agreed to by the Underwriters and the Trust, but in any event not later than April 28, 2006;

(j)

“Closing Time” means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(k)

“control distribution” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators, as constituted at the date of this agreement;

(l)

“Credit Facilities” has the meaning given to that term in the Prospectus;

(m)

“Documents” means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material, including, without limitation:

(i)

the AIF;

(ii)

the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(iii)

the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2005; and

(iv)

the material change report of the Trust dated March 15, 2006 summarizing the offering of Firm Debentures pursuant to this agreement and the Prospectuses;

(n)

“First Supplemental Indenture” means the first supplemental indenture to the 8% Debenture Indenture dated April 26, 2005 between the Trust, the Administrator and Computershare Trust Company of Canada in its capacity as trustee thereunder and pertaining to the Second Debentures;

(o)

“Indenture” means, collectively, the 8% Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture;

(p)

“Material Agreements” means, collectively, this agreement, the Indenture, the Trust Indenture and the POT Indenture;

(q)

“McDaniel” means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

(r)

“McDaniel Report” means the independent reserves evaluation dated March 8, 2006 of the natural gas reserves and the present worth value of those reserves for the natural gas interests of the Trust prepared by McDaniel, based on forecast and constant prices and costs as at December 31, 2005;

(s)

“MRRS” means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(t)

“POT Indenture” means the First Amended and Restated Trust Indenture made effective as of August 1, 2002, which amended and restated the trust indenture dated June 28, 2002 pursuant to which POT was formed, as the same may be further amended, restated or replaced from time to time;

(u)

“POT Royalty” means a contractual royalty of 99% of POT's net revenue from its petroleum and natural gas properties with respect to the assets of POT, less permitted deductions with respect to debt payments, capital expenditures and certain other amounts, granted by POT to PET pursuant to the POT Royalty Agreement;

(v)

“POT Royalty Agreement” means the royalty agreement dated July 1, 2002 between POT and PET, as amended;

(w)

“Preliminary Prospectus” means the preliminary short form prospectus of the Trust to be dated March 21, 2006, and any amendments thereto, in respect of the distribution of the Firm Debentures, in the English and French languages, including the documents incorporated by reference therein;

(x)

“Prospectus” means the final short form prospectus of the Trust, and any amendments thereto, in respect of the distribution of the Firm Debentures, in the English and French languages, including the documents incorporated by reference therein;

(y)

“Prospectuses” means, collectively, the Preliminary Prospectus and the Prospectus;

(z)

“Public Record” means all information filed since January 1, 2005 by or on behalf of the Trust, its subsidiaries and the predecessor entities of the Trust and its subsidiaries with the Securities Commissions, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(aa)

“Qualifying Provinces” means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Newfoundland and Labrador and Prince Edward Island;

(bb)

“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions which are generally accepted as being reasonable and shall be disclosed;

(cc)

“Second Debentures” means the 6.25% convertible extendible unsecured subordinated debentures of the Trust issued on April 26, 2005;

(dd)

“Second Supplemental Indenture” means the second supplemental indenture to the 8% Debenture Indenture to be dated the Closing Date among the Trust, the Administrator and Computershare Trust Company of Canada in its capacity as trustee thereunder and pertaining to the Debentures;

(ee)

“Securities Commissions” means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ff)

“Selling Dealer Group” means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Firm Debentures pursuant to this agreement;

(gg)

“Special Voting Unit” means special voting units of PET with special voting characteristics set forth in the Trust Indenture;

(hh)

“subsidiary” has the meaning ascribed thereto by Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators, as constituted at the date of this agreement;

(ii)

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws which is incorporated by reference in the Prospectuses;

(jj)

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

(kk)

“Trust Assets” means, collectively, the interest-bearing indebtedness of POT, 100% of the beneficial interest in POT, 100% of the common shares of the Administrator, cash and the POT Royalty;

(ll)

“Trustee” means Computershare Trust Company of Canada, as trustee of the Trust;

(mm)

“Trust Indenture” means the First Amended and Restated Trust Indenture made effective as of August 1, 2002, which amended and restated the trust indenture dated June 28, 2002 pursuant to which the Trust was formed, as the same may be further amended, restated or replaced from time to time;

(nn)

“Trust's auditors” means KPMG LLP, chartered accountants, Calgary, Alberta;

(oo)

“Trust's counsel” means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(pp)

“Trust Financial Statements” means the audited consolidated financial statements of the Trust as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(qq)

“Trust Units” means trust units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(rr)

“TSX” means the Toronto Stock Exchange;

(ss)

“Underwriters' counsel” means Stikeman Elliott LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint;

(tt)

“Unitholders” means the holders from time to time of the Trust Units; and

(uu)

“misrepresentation”, “material change” and “material fact” shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, “distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and “distribute” has a corresponding meaning.

2.

Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Firm Debentures, the Trust agrees to pay to the Underwriters at the Closing Time $40.00 per Firm Debenture (being an aggregate amount of $4,000,000).

The foregoing fee (the “Underwriting Fee”) will be payable from the general funds of the Trust or its subsidiaries.  For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax (“GST”) provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.  In the event that Canada Revenue Agency determines that GST is exigible on the Underwriting Fee, the Trust agrees to pay the amount of GST forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in Section 12.

3.

Attributes of the Firm Debentures

The Firm Debentures to be issued and sold under this agreement by the Trust, and the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures, will be duly and validly created and reserved by the Trust and, when issued and sold by the Trust, those securities will have the attributes set out in the Indenture, as substantially described in the Prospectus, subject to those modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Trust and the Underwriters.

4.

Qualification for Sale

(a)

The Trust represents and warrants to the Underwriters that it is qualified to file a prospectus in the form of a short form prospectus described in National Instrument 44-101 and the simplified prospectus rules of the Securities Act (Québec) for the distribution of the Firm Debentures.

(b)

The Trust shall:

(i)

not later than March 21, 2006, have prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(ii)

have obtained from the ASC a preliminary MRRS decision document dated not later than March 21, 2006, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii)

forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, have:

(A)

used its reasonable commercial efforts to promptly satisfy or resolve all comments with respect to the Preliminary Prospectus;

(B)

prepared and, not later than March 30, 2006 (or such later date as may be agreed to in writing by the Trust, the Administrator and the Underwriters), filed the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(C)

obtained a final MRRS decision document dated effective not later than March 30, 2006 (or such later date as may be agreed to in writing by the Trust, the Administrator and the Underwriters) from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions, and otherwise fulfilled all legal requirements to enable the Firm Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv)

until the completion of the distribution of the Firm Debentures, promptly take all reasonable additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Firm Debentures for distribution or, in the event that the Firm Debentures have, for any reason, ceased to so qualify, to again qualify the Firm Debentures for distribution and to ensure the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures are freely tradeable in the Qualifying Provinces, save and except for a trade that is a control distribution.

(c)

Prior to the filing of the Prospectuses and, during the period of distribution of the Firm Debentures, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d)

During the period from the date hereof until completion of the distribution of the Firm Debentures, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e)

The Trust shall take or cause to be taken all such other reasonable steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Firm Debentures for distribution to the public in the Qualifying Provinces and to ensure the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures are freely tradeable in the Qualifying Provinces, save and except for a trade that is a control distribution.

5.

Delivery of Prospectuses and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a)

prior to or contemporaneously, as nearly as is practicable, with the filing with the Securities Commissions of each of the Prospectuses:

(i)

copies of the Preliminary Prospectus or the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces;  and

(ii)

copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters, and any other documents required to be filed by the Trust by the Applicable Securities Laws of the Qualifying Provinces in connection with the Preliminary Prospectus or the Prospectus;

(b)

as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c)

prior to the filing of the Prospectus with the Securities Commissions, a “comfort letter” from the Trust's auditors and any other auditors which have audited any of the financial statements included or incorporated by reference in the Prospectuses, in each case, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus with indicated amounts in the financial statements or accounting records of the Trust or other applicable entity or business, and have found such information and percentages to be in agreement, which comfort letter shall be based on the applicable auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus, and a draft of which comfort letters shall have been provided to the Underwriters and the Underwriters' counsel at least one Business Day prior to the date of the Prospectus, and which comfort letter shall be in addition to the auditors' reports included or incorporated by reference in the Prospectus;

(d)

at the respective times of delivery to the Underwriters of the Prospectuses, the Trust shall deliver to the Underwriters:

(i)

an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the respective dates of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Preliminary Prospectus and the Prospectuses translated by the auditors referred to in Subsection 5(c), the French language version of such document is in all material respects a complete and adequate translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii)

an opinion from the Trust’s auditors referred to in Subsection 5(c), addressed to the Underwriters and the Underwriters' counsel and dated the respective dates of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in Subsection 5(d)(i) in the French language version of such document is in all material respects a complete and proper translation of the information contained in the English language versions thereof; and

(e)

prior to or contemporaneously with the filing of the Prospectus, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Firm Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures, subject only to satisfaction by the Trust of customary post-closing conditions imposed by the TSX for conditional listing approval (the “Standard Listing Conditions”).

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in Subsections 5(a) and (b) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Prospectuses, the Documents and any Supplementary Material in connection with the offering and sale of the Firm Debentures in the Qualifying Provinces.

6.

Commercial Copies

(a)

The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b)

The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Final Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

7.

Material Change

(a)

During the period of distribution of the Firm Debentures, the Trust and the Administrator will promptly inform the Underwriters of the full particulars of:

(i)

any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or consolidated results of operations of the Trust;

(ii)

any change in any material fact contained or referred to in the Prospectuses or any Supplementary Material; and

(iii)

the occurrence of a material fact or event, which, in any such case is, or may be, of such a nature as to:

(A)

render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B)

result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C)

result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or the Administrator are uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and the Administrator shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b)

During the period of distribution of the Firm Debentures, the Trust and the Administrator will promptly inform the Underwriters of the full particulars of:

(i)

any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii)

the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(iii)

the receipt by the Trust or the Administrator of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Firm Debentures.

(c)

The Trust and the Administrator will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in Subsections 7(a) or (b) above and the Trust and the Administrator will prepare and file promptly at the Underwriters' reasonable request any amendment to the Prospectuses or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and the Administrator shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.  The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in Section 5 above.

(d)

During the period of distribution of the Firm Debentures, the Trust and the Administrator will promptly provide to the Underwriters, for review on a confidential basis (provided the Underwriters are able to fulfill their legal obligations) by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i)

any financial statement of the Trust and management's discussion and analysis relating thereto;

(ii)

any annual information form, material change report, interim report, or information circular, or any amendment of any of the foregoing; and

(iii)

any press release of the Trust,

and provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel any draft or final report with respect to the crude oil, natural gas liquids and natural gas Reserves, or value, attributable to the assets in which POT has a direct or indirect interest prepared by McDaniel or any other independent engineer as soon as practicable following receipt thereof by the Trust, POT or the Administrator.

8.

Regulatory Approvals

(a)

The Trust will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all steps reasonably necessary to ensure that the Firm Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures have been approved for listing and posting for trading on the TSX prior to the filing of the Prospectus with the Securities Commissions, subject only to satisfaction by the Trust of the Standard Listing Conditions.

(b)

The Trust will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Trust will pay all filing fees required to be paid in connection with the transactions contemplated in this agreement.

9.

Representations and Warranties of the Trust, POT and the Administrator

(a)

Each delivery of the Prospectuses pursuant to Section 5 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust, POT and the Administrator (and each of the Trust, POT and the Administrator hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i)

all material information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein:

(A)

are at the respective dates of such documents, true and correct in all material respects;

(B)

contain no misrepresentation; and

(C)

constitute full, true and plain disclosure of all material facts relating to the Trust, POT, the Administrator and the Firm Debentures;

(ii)

the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, complies in all material respects with the Applicable Securities Laws, including without limitation National Instrument 44-101 and the simplified prospectus rules of the Securities Act (Quebec); and

(iii)

except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the

Preliminary Prospectus, the Prospectus or any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, POT or the Administrator.

(b)

In addition to the representations and warranties contained in Section 9(a) hereof, each of the Trust, POT and the Administrator jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i)

the Trust has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party, the POT Royalty Agreement and the agreements governing the Credit Facilities and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii)

POT has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and as all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party, the POT Royalty Agreement and the agreements governing the Credit Facilities and to own and administer its properties and assets;

(iii)

the Administrator has been duly incorporated and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation and has all requisite authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iv)

the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets, in each jurisdiction where it carries on such activities;

(v)

each of POT and the Administrator is qualified to carry on business, including, without limitation, owning the assets described in the Prospectuses and the Documents, and is validly subsisting under the laws of each jurisdiction in which it carries on its business;

(vi)

except as disclosed in the Prospectuses, neither the Trust, POT nor the Administrator has any material subsidiaries, and aside from the foregoing neither the Trust, POT nor the Administrator is “affiliated” with or a “holding corporation” of any body corporate (within the meaning of those terms in the ABCA) that is material to the operations of the Trust on a consolidated basis;

(vii)

the Trust is a “unit trust” and a “mutual fund trust” under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a “unit trust” and a “mutual fund trust”, including by limiting its activities to investing the property of the Trust in the assets described in the Prospectuses and the Documents and other property in which a “mutual fund trust” is permitted by the Tax Act to invest, and will not carry on any other business;

(viii)

all of the issued and outstanding shares in the capital of the Administrator are fully paid and non-assessable and legally (in registered form by the Trustee, on behalf of the Trust) and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (except for security, pledges and similar instruments granted by the Trust to its lenders) and no person holds any securities convertible into or exchangeable for issued or unissued shares of the Administrator or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of the Administrator;

(ix)

all of the beneficial interest in POT is held by the Administrator, as the trustee of POT, for the benefit of and on behalf of the Trust and POT has no other debt or equity securities outstanding other than certain debt instruments owing to the Trust;

(x)

no person has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Trust Units or other securities of either the Trust or POT, other than: 1. in respect of Trust Units issuable on the conversion of the 8% Debentures and the Second Debentures; 2. in respect of incentive rights or bonus rights to acquire Trust Units issued to directors, officers, employees and other service providers of the Administrator pursuant to the Trust Unit Incentive Plan of the Trust and the Bonus Rights Plan, respectively; and 3. pursuant to the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust;

(xi)

the Trust has not issued, and will not issue during the period of distribution of the Firm Debentures unless TSX and Unitholder approval is obtained in the manner contemplated by policies of the TSX, any Trust Units on the exercise of bonus rights issued pursuant to the Bonus Rights Plan;

(xii)

4.

the Trust has full power and authority to issue the Firm Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures;

(B)

at the Closing Date, the Firm Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures will be duly and validly authorized, allotted and reserved for issuance in accordance with the Indenture and the Trust Indenture, as applicable;

(C)

upon receipt of the purchase price therefor, the Firm Debentures will be duly and validly issued as fully paid and non-assessable; and

(D)

upon issuance of the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures in accordance with the Indenture and the Trust Indenture, as applicable, those Trust Units will be duly issued as fully paid and non-assessable;

(xiii)

none of the Trust, POT or the Administrator is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement and the Indenture by the Trust, POT and the Administrator, as applicable, or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, the POT Indenture, any term or provision of the articles, by-laws, resolutions of the directors, unitholders (including the Unitholders) or shareholders of the Trust, POT or the Administrator, as the case may be, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, the POT Royalty Agreement, the agreements governing the Credit Facilities and any Material Agreement to which the Trust, POT or the Administrator is a party or by which the Trust, POT or the Administrator is bound, or any statute, rule or regulation or, to the knowledge of the Trust, POT and the Administrator, any judgment, decree or order applicable to the Trust, POT or the Administrator, in each case which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, POT or the Administrator (taken as a whole);

(xiv)

each of the Trust, POT and the Administrator has full trust or corporate power and authority to enter into this agreement and the Indenture, as applicable, and to perform its respective obligations set out herein, and this agreement has been and, at the Closing Time, the Indenture will be, duly authorized, executed and delivered by the Trust, POT and the Administrator, as applicable,  and this agreement is and, at the Closing Time, the Indenture will be, a legal, valid and binding obligation of the Trust, POT and the Administrator, as applicable, enforceable against the Trust, POT and the Administrator, as applicable, in accordance with its terms subject to the general qualifications that:

(A)

enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B)

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(xv)

there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses or the Documents and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust since December 31, 2005 except as disclosed in the Prospectuses or the Documents; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust which have not been disclosed in the Prospectuses or the Documents;

(xvi)

the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust as at the dates thereof and for the periods then ended and reflect all material assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xvii)

no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust, POT or the Administrator in connection with the sale and delivery of the Firm Debentures or the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures, except such as may be required under the Applicable Securities Laws and by the TSX;

(xviii)

except as set forth in the Preliminary Prospectus, there are no actions, suits, proceedings or inquiries existing or (as far as the Trust, POT or the Administrator are aware) pending or threatened against or affecting the Trust, POT, the Administrator or any of their respective subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or consolidated results of operations of the Trust, or which affects or may affect the distribution of the Firm Debentures or the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures;

(xix)

except to the extent that any violation or other matter referred to in this paragraph does not have a material adverse effect on the Trust, on a consolidated basis, each of the Trust, POT, the Administrator and their respective subsidiaries has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements, if any, to which it is a party;

(xx)

each of the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust, POT, the Administrator and their respective subsidiaries, as applicable, enforceable against such parties in accordance with its terms subject to the general qualifications that:

(A)

enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B)

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

each of the Trust, POT, the Administrator and their respective subsidiaries is in compliance, in all material respects, with the terms of the POT Royalty Agreement, the agreements governing the Credit Facilities and such Material Agreements to which it is a party and none of the Trust, POT, the Administrator and their respective subsidiaries are aware of any default or breach of a material nature under any of such agreements by any other party thereto;

(xxi)

the Trust has not entered into any agreement, contract or understanding which is currently material to the Trust, other than the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements, or as otherwise disclosed in the Public Record, prior to the date hereof, except as disclosed in the Preliminary Prospectus or the Documents;

(xxii)

none of POT, the Administrator and their respective subsidiaries have entered into any agreement, contract or understanding which is currently material to the Trust, other than the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements, or as otherwise disclosed in the Public Record, prior to the date hereof, except as disclosed in the Preliminary Prospectus or the Documents;

(xxiii)

the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statements;

(xxiv)

the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units of which 83,465,969 Trust Units and no Special Voting Units are issued and outstanding;

(xxv)

no person holds any securities convertible into or exchangeable for Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Trust Units or Special Voting Units or other securities of the Trust, POT, the Administrator or any of their respective subsidiaries except for:

(A)

496,980 Trust Units issuable on the conversion of the 8% Debentures;

(B)

2,868,269 Trust Units issuable on the conversion of the Second Debentures;

(C)

incentive rights to acquire an aggregate of 1,716,500 Trust Units pursuant to the Trust Unit Incentive Plan of the Trust; and

(D)

any Trust Units issuable from time to time under the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust;

(xxvi)

no Securities Commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or the Administrator are aware) threatened;

(xxvii)

Computershare Trust Company of Canada at its principal offices in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Trust with respect to its Trust Units, and at the Closing Date will be the duly appointed trustee under the Indenture, and at its principal offices in the cities of Calgary and Toronto will be the duly appointed transfer agent of the Debentures;

(xxviii)

the minute books and corporate records of the Trust, POT, the Administrator and their respective subsidiaries made available to the Underwriters' counsel contain true and correct copies, in all material respects, of the constating documents of the Administrator and the minutes and resolutions of the trustees, directors, shareholders and unitholders (including the Unitholders) of the Trust, POT, the Administrator and their respective subsidiaries, as applicable, and at the Closing Date will contain the minutes (in draft form in respect of meetings held since February 13, 2006) of all meetings and all resolutions of the trustees, directors, shareholders, and unitholders (including the Unitholders) of the Trust, POT, the Administrator and their respective subsidiaries, as applicable, and there have been no other meetings, resolutions or proceedings of the trustees, directors, shareholders, or unitholders (including the Unitholders) not reflected in such minute books and corporate records other than those which are not material in the context of such entities, as applicable;

(xxix)

other than as provided for in this agreement, none of the Trust, POT, the Administrator and their respective subsidiaries have incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation with respect to the transactions contemplated herein;

(xxx)

the issued and outstanding Trust Units, 8% Debentures and Second Debentures are listed and posted for trading on the TSX;

(xxxi)

the Trust is a “reporting issuer” in the provinces of Alberta, British Columbia, Newfoundland and Labrador, Nova Scotia, Ontario, Manitoba, Québec, Saskatchewan and New Brunswick within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the province of Prince Edward Island and is not in default of any material requirement of the Applicable Securities Laws in any material respect;

(xxxii)

the definitive forms of the certificates for the Trust Units and the Debentures are in due and proper form under the laws governing the Trust and in compliance with the requirements of the TSX;

(xxxiii)

the Trust, POT and the Administrator have made available to McDaniel, prior to the issuance of the McDaniel Report and for the purpose of preparing the McDaniel Report, all information requested by McDaniel, which information did not contain any material misrepresentation at the time such information was provided.  None of the Trust, POT or the Administrator has any knowledge of a material adverse change in any production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to McDaniel since the date that such information was so provided.

(xxxiv)

each of the Trust, the Administrator and POT believes that the McDaniel Report reasonably presents the quantity and pre-tax present worth values of the natural gas reserves attributable to the natural gas properties evaluated in such report as at December 31, 2005 based upon information available at the time such reserves information was prepared, and the Trust, POT and the Administrator believe that at the date of such report it did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxv)

although the Trust, POT and the Administrator do not warrant title, none of the Trust, POT and the Administrator are aware of any defects, failures or impairments in the title of POT to the assets described in the Prospectuses and the Documents, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: 5. the quantity and pre-tax present worth values of the assets described in the Prospectuses and the Documents; 6. the current production volumes of POT, on a consolidated basis; or 7. the current cash flow of POT;

(xxxvi)

although the Trust, POT and the Administrator do not warrant title, to the knowledge of the Trust and the Administrator, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses or otherwise disclosed in writing to the Underwriters prior to the execution and delivery hereof;

(xxxvii)

each of the Trust, POT, the Administrator and their respective subsidiaries have been and are in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, (“Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance except where such non-compliance would not have a material adverse effect on the Trust on a consolidated basis;

(xxxviii)

each of the Trust, POT, the Administrator and their respective subsidiaries have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the “Environmental Permits”) necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not have a material adverse effect on the Trust, on a consolidated basis;

(xxxix)

none of the Trust, POT, the Administrator and their respective subsidiaries (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and none of the Trust, POT, the Administrator and their respective subsidiaries (including, if applicable, any predecessor companies) have settled any allegation of material non-compliance short of prosecution.  There are no order or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust, POT, the Administrator or any of their respective subsidiaries, nor have any of the Trust, POT, the Administrator and their respective subsidiaries received notice of any of the same and which orders directions or notices remain outstanding as unresolved;

(xl)

the Administrator has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by the Administrator to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xli)

the attributes and characteristics of the Firm Debentures and the Trust Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xlii)

with such exceptions as are not material to the Trust, on a consolidated basis, each of the Trust, POT, the Administrator and their respective subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust, POT, the Administrator or any of their respective subsidiaries and to the best of the knowledge, information and belief of the Trust, POT, and the Administrator there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust, POT, the Administrator or any of their respective subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; and

(xliii)

there has not been any “disagreement” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with the auditors of any of the Trust, POT or the Administrator, as applicable, since their respective dates of formation or incorporation, as the case may be.

10.

Indemnity

(a)

Each of the Trust, POT and the Administrator, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Firm Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)

any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)

any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii)

any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Firm Debentures or the Trust Units issuable in connection with the conversion, redemption or maturity of the Firm Debentures imposed by any competent authority (not based upon the wrongful activities or alleged wrongful activities of the Underwriters or their banking or Selling Dealer Group members, if any) if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Subsection 10(a)(ii);

(iv)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Firm Debentures or the Trust Units issuable in connection with the conversion, redemption or maturity of the Firm Debentures; or

(v)

any breach of, default under or non-compliance by the Trust, POT or the Administrator with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the TSX or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, POT or the Administrator hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence

(provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate “due diligence”).

(b)

If any claim contemplated by Subsection 10(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the “Indemnified Person”) shall notify the Trust, POT and the Administrator (collectively the “Indemnifying Parties”) (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Subsection 10(a) if:

(i)

the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii)

the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii)

the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c)

Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

(d)

If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an

Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e)

The rights and remedies of the Indemnified Persons set forth in Sections 10, 11 and 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)

The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this Section 10 and under Section 11 with respect to all such agents, directors, officers, shareholders and employees.

(g)

The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity.  It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h)

The rights of indemnity contained in this Section 10 shall not apply if the Indemnifying Parties have complied with the provisions of Sections 4 and 5 (or the Underwriters have otherwise agreed to waive compliance therewith) and the person asserting any claim contemplated by this Section 10 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i)

If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

11.

Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Firm Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a)

in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Firm Debentures; or

(b)

if the allocation provided by Subsection 11(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Subsection 11(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Firm Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this Section 11 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this Section 11 shall be limited to the amount actually received by the Underwriters under Section 2.

12.

Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Firm Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, the Indenture, any Supplementary Material and the “greensheet”, if any, and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, all reasonable expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.  The fees, disbursements and expenses of the Underwriters' counsel shall be borne by the Underwriters except that the Underwriters shall be reimbursed by the Trust for all such fees, disbursements and expenses to the extent they are reasonable if the sale of the Firm Debentures is not completed due to any failure of the Trust to comply with the terms of this agreement.

13.

Termination

(a)

In addition and without prejudice to any other remedies which may be available to the Underwriters, or any of them, the Underwriters may, without liability, terminate their obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

(i)

any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of any of the Firm Debentures is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)

there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal); or any order is issued by any governmental authority or exchange; or any law or regulation is promulgated, changed or announced; or any announcement of any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof (except for any inquiry, action, suit, investigation or other proceeding or order issued based on the activities or alleged activities of the Underwriters or any one of them or the members of the Selling Dealer Group); which in the opinion of the Underwriters or any one of them, acting reasonably, is expected to prevent or materially restrict the trading in or the distribution of the Firm Debentures or any other securities of the Trust or would reasonably be expected to have a material adverse effect on the market price or value of the Trust Units or other securities of the Trust;

(iii)

there shall have occurred any material change (actual, anticipated, contemplated or threatened, financial or otherwise), as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of the Administrator, or in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or condition (financial or otherwise), business or business prospects of the Trust, on a consolidated basis, or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, on a consolidated basis, or any change in a material fact, or the Underwriters become aware of any undisclosed material information, in any case which in the Underwriters' opinion, or any one of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Firm Debentures or any other securities of the Trust or the investment quality or marketability of the Firm Debentures or any other securities of the Trust;

(iv)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation or any other occurrence of any nature whatsoever which, in the sole opinion of the Underwriters or any one of them, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust, on a consolidated basis;

(v)

the Underwriters shall become aware of any adverse material change with respect to the Trust, on a consolidated basis, which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

(vi)

the final MRRS decision document referred to in Section 4(b)(iii)(C) has not been issued effective March 30, 2006 (or such other time and/or later date as the Administrator and the Underwriters may agree); or

(vii)

the Trust, POT or the Administrator shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

(b)

The Underwriters, or any of them, may exercise any or all of the rights provided for in Subsection 13(a) or Sections 14 or 18 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Firm Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Subsection 13(a) or Sections 14 or 18 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)

Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust, POT or the Administrator under Sections 10, 11 or 12.

(d)

If an Underwriter elects to terminate its obligations to purchase the Firm Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, POT or the Administrator, the liability of the Trust, POT or the Administrator hereunder shall be limited to the indemnity referred to in Section 10, the contribution rights referred to in Section 11 and the payment of the expenses referred to in Section 12.

14.

Closing Documents

The obligations of the Underwriters hereunder to purchase the Firm Debentures at the Closing Time shall be conditional upon: the Trust, POT and the Administrator having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed; there not having occurred any event or circumstance which, with the passage of time or notice or both, would entitle the Underwriters to terminate this agreement pursuant to Section 13(a); and the Underwriters receiving at the Closing Time:

(a)

favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Firm Debentures, the Trust, POT, the Administrator and the transactions contemplated hereby, including, without limitation, that:

(i)

each of PET and POT is validly existing as a trust under the laws of Alberta;

(ii)

the Administrator is a valid and subsisting corporation under the laws of Alberta;

(iii)

PET, through the Trustee and the Administrator, has the power, authority and capacity to issue the Firm Debentures and to execute and deliver this agreement and to carry out its obligations hereunder;

(iv)

POT, through the Administrator in its capacity as the trustee of POT, has the power, authority and capacity to execute and deliver this agreement and to carry out its obligations hereunder;

(v)

the Administrator has the required power, authority and capacity to execute and deliver this agreement, both in its own capacity and for and on behalf of each of PET and POT, and to carry out its and their respective obligations hereunder;

(vi)

the Trustee, on behalf of the Trust, is the registered holder of all the issued and outstanding shares of the Administrator, all of which have been duly authorized;

(vii)

each of the Trust, POT and the Administrator has all necessary trust or corporate power and authority to enter into this agreement and the Indenture and to perform its obligations set out herein and therein, as the case may be, and each of this agreement and the Indenture has been duly authorized, executed and delivered by the Trust, POT and the Administrator, as applicable, and constitutes a legal, valid and binding obligation of each of the Trust, POT and the Administrator, as applicable, enforceable against the Trust, POT and the Administrator, as applicable, in accordance with its terms subject to qualifications as to the validity, binding effect and enforceability of this agreement as are customary for a transaction of this nature;

(viii)

the execution and delivery of this agreement and the Indenture and the fulfilment of the terms hereof and thereof by each of the Trust, POT and the Administrator, as applicable, and the performance of and compliance with the terms of each of this agreement and the Indenture by the Trust, POT and the Administrator, as applicable, does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws of the Province of Alberta or any term or provision of the Trust Indenture, the POT Indenture, the articles, by-laws or resolutions of the directors, shareholders or unitholders (including the Unitholders) of the Trust, POT or the Administrator, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, POT or the Administrator is a party or by which it is bound, of which such counsel is aware including, without limitation, the POT Royalty Agreement, the agreements governing the Credit Facilities and the Material Agreements, which breach or default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust, POT or the Administrator (taken as a whole);

(ix)

the forms of the definitive certificate representing the Debentures and the Trust Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the TSX) relating thereto;

(x)

the Firm Debentures have been duly and validly created, allotted and issued as fully paid and non-assessable Debentures of the Trust;

(xi)

the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures will, upon issuance in accordance with the terms of the Indenture and the Trust Indenture, be issued as fully paid and non-assessable Trust Units;

(xii)

the attributes of the Firm Debentures and the Trust Units conform in all material respects with the descriptions thereof contained in the Prospectuses;

(xiii)

subject to the assumptions and qualifications stated in the Prospectus, the Firm Debentures and the Trust Units issuable upon the conversion, redemption or maturity of the Firm Debentures are qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (except for deferred profit sharing plans to which the Trust made a contribution);

(xiv)

all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Firm Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xv)

the Trust is a “reporting issuer” not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xvi)

the Trust has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and the Administrator to authorize the execution and delivery by the Trust of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xvii)

subject to the qualifications and assumptions set out therein, the statements in the Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons resident in Canada who hold Firm Debentures as capital property and who deal at arm's length with the Trust, POT and the Administrator;

(xviii)

all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Firm Debentures to purchasers in the Province of Québec;

(xix)

the Firm Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures are conditionally listed and, upon notification to the TSX of the issuance and sale thereof and fulfillment of the conditions set out in the TSX letter relating to such listing, will be posted for trading on the TSX;

(xx)

confirmation of the authorized and issued capital of the Trust; and

(xxi)

Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto has been duly appointed the trustee under the Indenture and the transfer agent and registrar for the Trust Units and the Debentures;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Firm Debentures and the first trade of the Trust Units issuable upon the conversion, redemption or maturity of the Firm Debentures, as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, POT, the Administrator, the transfer agent and the Trust's auditors and any other auditors which have audited any of the financial statements included or incorporated by reference in the Prospectuses as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, POT and the Administrator, including the issuance of the Firm Debentures;

(b)

a certificate of each of the Trust, POT and the Administrator dated the Closing Date, addressed to the Underwriters and signed on behalf of the Trust, POT and the Administrator by the Chief Executive Officer and Chief Financial Officer of the Administrator or such other officers or directors of the Administrator satisfactory to the Underwriters, acting reasonably, certifying that:

(i)

each of the Trust, POT and the Administrator has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)

except for changes contemplated by this agreement, the representations and warranties of the Trust, POT and the Administrator set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii)

no event of a nature referred to in Subsection 13(a)(i), (ii) or (vii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c)

a comfort letter of the Trust's auditors and any other auditors which have audited any of the financial statements included or incorporated by reference in the Prospectuses, addressed to the Underwriters and dated the Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in paragraph 5(c) up to the Closing Time, which comfort letters shall be not more than two Business Days prior to the Closing Date;

(d)

evidence satisfactory to the Underwriters that the Firm Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures have been conditionally listed on the TSX not later than the close of business on the last Business Day preceding the Closing Date, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable;

(e)

an agreement of Mr. C.H. Riddell, satisfactory in form and substance to the Underwriters, not to, and to cause any company or other entity over which he exercises effective control not to, directly or indirectly, sell or offer to sell more than 400,000 Trust Units, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into more than 400,000 Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of more than 400,000 Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, at any time within 90 days following the Closing Time, without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld; and

(f)

such other certificates and documents as the Underwriters may request, acting reasonably.

15.

Deliveries

(a)

The sale of the Firm Debentures shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree.  Subject to the conditions set forth in Section 14, the Underwriters, on the Closing Date, shall deliver, by bank or wire transfer to the Trust the amount of $100,000,000, in respect of the Firm Debentures, against delivery by the Trust of:

(i)

the opinions, certificates and documents referred to in Section 14;

(ii)

definitive certificates representing, in the aggregate, all of the Firm Debentures registered in the name of BMO Nesbitt Burns Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii)

a certified cheque or bank draft payable to BMO Nesbitt Burns Inc. representing the Underwriting Fee provided for in Section 2(a).

(b)

Notwithstanding Section 15(a), the Underwriters may deduct the Underwriting Fee from the gross proceeds of the offering, in which case the Underwriters, at the Closing Time, shall, subject to the provisions hereof, deliver the amounts required pursuant to this Section 15, by bank or wire transfer, a net amount equal to the difference resulting from subtracting the Underwriting Fee from the gross proceeds of the offering against the deliveries set forth in Sections 15(a)(i), (ii) and (iii).

16.

Restrictions on Offerings

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise issue, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. on behalf of the Underwriters, and after consultation with the other Underwriters, which consent may not be unreasonably withheld (provided that the foregoing will not restrict the Trust from granting incentive rights to acquire Trust Units to directors, officers, employees and other service providers of the Administrator pursuant to the Trust Unit Incentive Plan of the Trust or issuing Trust Units pursuant to such incentive rights, pursuant to the Bonus Rights Plan or issuing Trust Units pursuant to such bonus rights (provided that at such time the Bonus Rights Plan has been approved by the TSX and Unitholders in the manner contemplated by the policies of the TSX), pursuant to the Trust's Distribution Reinvestment and Optional Trust Unit Purchase Plan, pursuant to conversion of the 8% Debentures, pursuant to conversion of the Second Debentures or on the conversion or exchange of any Firm Debentures).

17.

Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust, POT or the Administrator, be addressed to the Trust, c/o S.L. Riddell Rose, at the above address, Fax No. (403) 269-4444, with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta  T2P 3N9

Attention:

Jay P. Reid

Fax No.:

(403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

BMO Nesbitt Burns Inc.
2200, 333 – 7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

Attention:

Shane C. Fildes

Fax No.:

(403) 515-1535

and

CIBC World Markets Inc.
900, 855 – 2nd  Street S.W.

Calgary, Alberta  T2P 4J7

Attention:

Michael W. de Carle

Fax No.:

(403) 260-0524

and

Scotia Capital Inc.
2000, 700 – 2nd Street S.W.
Calgary, Alberta  T2P 2W1

Attention:

Steven Kroeker

Fax No.:

(403) 298-4099

and

TD Securities Inc.
800, 324 – 8th Avenue S.W.
Calgary, Alberta  T2P 2Z2

Attention:

Alec W.G. Clark

Fax No.:

(403) 292-2776

and

National Bank Financial Inc.
2802, 450 – 1st Street S.W.
Calgary, Alberta  T2P 5H1

Attention:

L. Trevor Anderson

Fax No.:

(403) 265-0543

and

Blackmont Capital Inc.
2200, 440 – 2nd Avenue S.W.
Calgary, Alberta  T2P 5E9

Attention:

John Peltier
Fax No.:

(403) 260-5751

and

FirstEnergy Capital Corp.
1600, 333 – 7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

Attention:

Nicholas J. Johnson

Fax No.:

(403) 262-0688

and

GMP Securities L.P.
1600, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:

Sandy Edmonstone
Fax No.:

(403) 543-3589

and

Raymond James Ltd.
2500, 707 – 8th Avenue S.W.
Calgary, Alberta T2P 1H5

Attention:

Edward J. Bereznicki
Fax No.:

(403) 509-0535

and

Peters & Co. Limited
3900, 888 – 3rd Street S.W.
Calgary, Alberta  T2P 5C5

Attention:

Cameron Plewes

Fax No.:

(403) 261-7570

with a copy to:

Stikeman Elliott LLP
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta  T2P 5C5

Attention:

Leland P. Corbett and Keith R. Chatwin

Fax No.:

(403) 266-9034

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a)

a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)

a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

18.

Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust, POT and the Administrator shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Firm Debentures, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

19.

Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in Section 9) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Firm Debentures, the termination of this agreement and the distribution of the Firm Debentures pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters for a period of three years from the Closing Date regardless of any investigation by or on behalf of the Underwriters with respect thereto.

20.

Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a)

each of the Underwriters shall be obligated to purchase only the percentage of the total number of Firm Debentures set forth opposite their names set forth in this Section 20; and

(b)

if an Underwriter (a “Refusing Underwriter”) does not complete the purchase and sale of the Firm Debentures which that Underwriter has agreed to purchase under this agreement (other than in accordance with section 13) (the “Defaulted Securities”), the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Defaulted Securities pro rata according to the number of Firm Debentures to have been acquired by the Continuing Underwriters under this agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters.  If no such agreement has been made and the aggregate number of Defaulted Securities to be purchased by the Refusing Underwriter(s) does not exceed 5% of the Firm Debentures, the Continuing Underwriters will be obligated to purchase the Defaulted Securities on the terms set out in this agreement in proportion to their obligations under this agreement.  If the aggregate number of Defaulted Securities to be purchased by the Refusing Underwriter(s) exceeds 5% of the Firm Debentures, the Continuing Underwriters will not be obligated to purchase the Defaulted Securities and, if the Continuing Underwriters do not elect to purchase the Defaulted Securities:

(i)

the Continuing Underwriters will not be obligated to purchase any of the Firm Debentures;

(ii)

the Trust will not be obligated to sell less than all of the Firm Debentures; and

(iii)

the Trust, POT and the Administrator will be entitled to terminate their obligations under this agreement, in which event there will be no further liability on the part of such parties or the Continuing Underwriters, except pursuant to the provisions of sections 10, 11 and 12 hereof.

The applicable percentage of the total number of Firm Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

BMO Nesbitt Burns Inc.	27.0%
CIBC World Markets Inc.	27.0%
Scotia Capital Inc.	14.0%
TD Securities Inc.	14.0%
National Bank Financial Inc.	5.0%
Blackmont Capital Inc.	3.0%
FirstEnergy Capital Corp.	3.0%
GMP Securities L.P.	3.0%
Raymond James Ltd.	3.0%
Peters & Co. Limited	1.0%
TOTAL:	100.0%

Nothing in this agreement shall obligate the Trust to sell to the Underwriters less than all of the Firm Debentures or relieve any Underwriter in default from liability to the Trust, POT or the Administrator or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder.  In the event of a termination by the Trust, POT or the Administrator of their obligations under this agreement, there shall be no further liability on the part of the Trust, POT or the Administrator to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 10, 11 or 12.

21.

Authority to Bind Underwriters

The Trust, POT and the Administrator shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by BMO Nesbitt Burns Inc. and CIBC World Markets Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Section 10 or 11, any matter referred to in Section 13 or any agreement under Section 20.  While not affecting the foregoing, BMO Nesbitt Burns Inc. and CIBC World Markets Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

22.

Underwriters Covenants

(a)

Each of the Underwriters covenants and agrees with the Trust that it will:

(i)

offer the Firm Debentures for sale to the public only in those of the Qualifying Provinces in which it is appropriately registered to do so;

(ii)

conduct activities in connection with the proposed offer and sale of the Firm Debentures in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Firm Debentures;

(iii)

use all reasonable efforts to complete the distribution of the Firm Debentures as soon as possible;

(iv)

not to make use of any “greensheet” in respect of the Firm Debentures without the approval of the Administrator and shall comply with Applicable Securities Laws with respect to the use of “greensheets” and any other marketing material during the waiting period;

(v)

give prompt written notice to the Administrator when, in the opinion of the Underwriters, the distribution of the Firm Debentures has ceased;

(vi)

not solicit subscriptions for the Firm Debentures, trade in Firm Debentures or otherwise do any act in furtherance of a trade of Firm Debentures outside of the Qualifying Provinces or, subject to Section 22(b), in other jurisdictions outside of Canada; and

(vii)

as soon as reasonably practicable after the Closing Date (and in any event not later than 30 days following the cessation of distribution of Firm Debentures) provide the Trust with a breakdown of the number of Firm Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Firm Debentures, provide to the Trust notice to that effect, if required by Applicable Securities Laws.

(b)

For the purposes of this Section 22, the Underwriters shall be entitled to assume that the Firm Debentures may be lawfully offered for sale and sold in the Qualifying Provinces by duly qualified investment dealers and brokers under Applicable Securities Laws in the Qualifying Provinces, if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Trust or the Administrator, of any circumstances that would legally prohibit such distribution.

(c)

No Underwriter will be liable to the Trust under this Section 22 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

23.

Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

24.

Relationship Between the Trust, POT and the Administrator and the Underwriters

The Trust, POT and the Administrator: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust, POT or the Administrator nor otherwise fiduciaries of the Trust, POT or the Administrator; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

25.

Stabilization

In connection with the distribution of the Firm Debentures, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Firm Debentures and the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

26.

Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, POT and the Administrator and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

27.

Time of the Essence

Time shall be of the essence of this agreement.

28.

Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

29.

Contractual Obligations of the Trust and POT

(a)

The parties hereto acknowledge that the Administrator is entering into this agreement in part in its capacity as agent of the Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, any of the Unitholders or the Administrator as agent for the Trustee, in their respective capacities as such, such that any recourse against the Trust, the Trustee, any Unitholder or the Administrator as agent for the Trustee, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended, restated or replaced from time to time.

(b)

The parties hereto acknowledge that the Administrator is entering into this agreement in part in its capacity as the trustee of POT on behalf of POT and the obligations of POT hereunder shall not be personally binding upon the Administrator (in its capacity as trustee of POT) or any of the beneficiaries (including its own beneficiaries) of POT in their respective capacities as such, such that any recourse against POT, the Administrator (in its capacity as trustee of POT) or any beneficiary (including its own beneficiaries) of POT, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of POT arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Properties, as defined in the POT Indenture, as amended, restated or replaced from time to time.

30.

Further Assurances

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

31.

Use of Proceeds

Each of the Trust, POT and the Administrator hereby covenant and agree to use the net proceeds of the sale of the Firm Debentures hereunder in accordance with the disclosure in the Prospectus.

32.

Distributions

The Trust agrees that it shall not prior to the Closing Date (assuming that the Closing Date occurs prior to April 28, 2006) declare or pay or establish a record date for any distributions to Unitholders of the Trust for which the record date is prior to the Closing Date (assuming that the Closing Date occurs prior to April 28, 2006), other than payment of the regular monthly distribution of $0.24 per Trust Unit which is payable on April 17, 2006 to Unitholders of record on March 31, 2006.

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33.

Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, POT or the Administrator.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Stikeman Elliott LLP.

BMO NESBITT BURNS INC.		CIBC WORLD MARKETS INC.
By:	“Shane C. Fildes”	By:	“Michael W. de Carle”
	Shane C. Fildes		Michael W. de Carle
SCOTIA CAPITAL INC.		TD SECURITIES INC.
By:	“Steven Kroeker”	By:	“Alec W.G. Clark”
	Steven Kroeker		Alec W.G. Clark
NATIONAL BANK FINANCIAL INC.
By: “L. Trevor Anderson”
L. Trevor Anderson
BLACKMONT CAPITAL INC.		FIRSTENERGY CAPITAL CORP.
By:	“Terris N. Chorney”	By:	“Nicholas J. Johnson”
	Terris N. Chorney		Nicholas J. Johnson
GMP SECURITIES L.P.		RAYMOND JAMES LTD.
By:	“Sandy L. Edmonstone”	By:	“Edward J. Bereznicki”
	Sandy L. Edmonstone		Edward J. Bereznicki
PETERS & CO. LIMITED
By: “Blair C. Ward”
Blair C. Ward

ACCEPTED AND AGREED to as of the 15th day of March, 2006
PARAMOUNT ENERGY TRUST, by Paramount Energy Operating Corp. (as attorney-in-fact and agent of Computershare Trust Company of Canada)		PARAMOUNT ENERGY OPERATING CORP.
By:	“Cameron R. Sebastian”	By:	“Cameron R. Sebastian”
	Cameron R. Sebastian		Cameron R. Sebastian
PARAMOUNT OPERATING TRUST, by its trustee, Paramount Energy Operating Corp.
By:	“Cameron R. Sebastian”
Cameron R. Sebastian